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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                        Dobson Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Class A Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    256069105
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)



Benjamin F. Stephens                               Eric DeJong
AT&T Wireless Services, Inc.     with a copy to:   Perkins Coie LLP
7277 164th Avenue NE, Building 1                   1201 Third Avenue, 40th Floor
Redmond, WA 98052                                  Seattle, Washington 98101
(425) 580-6000                                     (206) 583-8888

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 9, 2001
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 13d-7(b) for other parties to whom copies are to be sent.

------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 5 Pages

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2 )

CUSIP NO. 256069105                                            PAGE 2 OF 5 PAGES

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           Names of Reporting Persons
    1      I.R.S. Identification Nos. of above persons (entities only)
           AT&T Wireless Services, Inc.
--------------------------------------------------------------------------------
           Check the Appropriate Box if a Member of a Group (See Instructions)
    2               (a) [ ]
                    (b) [ ]
--------------------------------------------------------------------------------
    3      SEC Use Only
--------------------------------------------------------------------------------
           Source of Funds
    4      N/A
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    5      Check if Disclosure of Legal proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
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           CITIZENSHIP OR PLACE OF ORGANIZATION
    6      Delaware
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      NUMBER OF          7   Sole Voting Power          12,388,523
        SHARES           -------------------------------------------------------
     BENEFICIALLY        8   Shared Voting Power        -0-
       OWNED BY          -------------------------------------------------------
        EACH             9   Sole Dispositive Power     12,388,523
      REPORTING          -------------------------------------------------------
       PERSON            10   Shared Dispositive Power  -0-
        WITH
--------------------------------------------------------------------------------
           Aggregate Amount Beneficially Owned by Each Reporting Person
   11      12,388,523
--------------------------------------------------------------------------------
   12      Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares  [ ]
--------------------------------------------------------------------------------
   13      Percent of Class Represented by Amount in Row (11)            42.8%
--------------------------------------------------------------------------------
           Type of Reporting Person
   14      CO
--------------------------------------------------------------------------------

         This Amendment No. 2 supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission by AT&T Corp. ("AT&T") and AT&T Wireless Services, Inc. ("AT&T Wireless") on February 20, 2001 (the "Original Filing"'). This amendment is being filed to reflect the split-off of AT&T Wireless from AT&T on July 9, 2001, as a result of which AT&T Wireless became an independent, publicly traded company.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(b) AT&T Wireless is a corporation organized and existing under the laws of Delaware and has its principal business address at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of AT&T Wireless is to provide wireless communications services.

         On July 9, 2001, AT&T Wireless split-off from AT&T and became a separate public company that owns and operates all of the businesses that constituted the AT&T Wireless Group before the split-off. Prior to July 9, 2001, AT&T Wireless was a wholly owned subsidiary of AT&T.

         (c) The following supplements information contained in Item 2 of the Original Filing and provides information concerning the name, business address and principal occupation or employment of each present director and executive officer of AT&T Wireless (where no business address is given, the address is that of AT&T Wireless's principal business office stated in this Item 2):



AT&T WIRELESS  DIRECTORS:
--------------------------------------------------------------------------------

NAME                     PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
--------------------------------------------------------------------------------
John D. Zeglis           Chairman of the Board and Chief Executive Officer of AT&T
                         Wireless
--------------------------------------------------------------------------------
Walter Y. Elisha         Retired
                         205 North White St., P. O. Box 70
                         Fort Mill, SC  29715
--------------------------------------------------------------------------------
Donald V. Fites          Retired
                         Caterpillar Inc.
                         100 NE Adams Street
                         Peoria, IL  61629-9210
--------------------------------------------------------------------------------
Ralph S. Larsen          Chairman of the Board and Chief Executive Officer of Johnson
                         & Johnson,
                         One Johnson and Johnson Plaza
                         New Brunswick, NJ  08933
--------------------------------------------------------------------------------
John W. Madigan          Chief Executive Officer of Tribune Company, 435 North
                         Michigan Avenue
                         Chicago, IL  60611-4001
--------------------------------------------------------------------------------
Nobuharo Ono             Executive Vice President and Senior Manager, Mobile
                         Multimedia Division of NTT DoCoMo, Inc.,
                         Sanno Park Tower
                         2-11-1, Nagato-cho, Chiyoda-ku
                         Tokyo 100-6150
--------------------------------------------------------------------------------
Wayne Perry              Chief Executive Officer
                         Edge Wireless
                         11400 SE 6th St., Suite 100
                         Bellevue, WA  98004
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
A. Barry Rand            Chairman Emeritus of Avis Group Holdings,
                         500 Woodbine Road
                         Stamford, CT  06903
--------------------------------------------------------------------------------
Carolyn M. Ticknor       Retired
                         2150 Bluestem Lane
                         Boise, ID  83706
--------------------------------------------------------------------------------
Wayne Perry              Chief Executive Officer
                         Edge Wireless
                         11400 SE 6th St., Suite 100
                         Bellevue, WA  98004
--------------------------------------------------------------------------------


AT&T WIRELESS EXECUTIVE OFFICERS:
--------------------------------------------------------------------------------
NAME                          PRINCIPAL OCCUPATION AND BUSINESS ADDRESS*
--------------------------------------------------------------------------------
Michael R. Benson             Senior Vice President and Chief Information Officer
--------------------------------------------------------------------------------
Lewis W. Chakrin              Senior Vice President, Corporate Strategy and
                              Planning
--------------------------------------------------------------------------------
Andre Dahan                   President, Mobile Multimedia Services
--------------------------------------------------------------------------------
Mohan S. Gyani                President and Chief Executive Officer, AT&T
                              Mobility Services
--------------------------------------------------------------------------------
William W. Hague              Senior Vice President, Business Development
--------------------------------------------------------------------------------
Robert H. Johnson             Executive Vice President, National Wireless
                              Operations
--------------------------------------------------------------------------------
Michael G. Keith              President, AT&T Fixed Wireless Services
--------------------------------------------------------------------------------
Gregory P. Landis             Senior Vice President, General Counsel and
                              Corporate Secretary
--------------------------------------------------------------------------------
D. Jane Marvin                Senior Vice President, Human Resources
--------------------------------------------------------------------------------
Joseph McCabe, Jr.            Executive Vice President and Chief Financial
                              Officer
--------------------------------------------------------------------------------
Roderick D. Nelson            Senior Vice President and Chief Technology Officer
--------------------------------------------------------------------------------
Philip H. Osman               Executive Vice President, Mobile Multimedia
                              Services
--------------------------------------------------------------------------------
Jordan M. Roderick            President, AT&T Wireless Services International
--------------------------------------------------------------------------------
Laurence C. Seifert           Executive Vice President, AT&T Fixed Wireless
                              Services
--------------------------------------------------------------------------------
Gregory L. Slemons            Senior Vice President, Wireless Network Services
--------------------------------------------------------------------------------

         * The present principal occupation of all executive officers of AT&T Wireless is with AT&T Wireless. The business address of all executive officers is AT&T Wireless Services, Inc., 7277 164th Avenue NE, Building 1, Redmond, WA 98052.

         (d)-(e) During the last five years, neither the Reporting Person, nor any of the persons listed above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America, except Nobahuru Ono, who is a citizen of Japan.

         (f) Delaware

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a) through (e) are hereby amended and supplemented by the addition of the following paragraphs:

         The responses to Items 7 through 13 on the cover page hereof provided for AT&T Wireless that relate to the beneficial ownership of the Class A Common Stock of Dobson Communications Corporation are incorporated herein by reference.

         (c) Neither AT&T Wireless nor any of its directors or executive officers has effected any transactions in the Class A Common Stock of Dobson Communications Corporation during the past 60 days.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 31, 2001                   AT&T WIRELESS SERVICES, INC.



                                       By:/s/ BENJAMIN F. STEPHENS
                                          --------------------------------------
                                          Name:  Benjamin F. Stephens
                                          Title: Assistant Secretary




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